Mail Stop 4561

August 18, 2006

Daniel P. McHugh
Chief Financial Officer
The Student Loan Corporation
750 Washington Boulevard
Stamford, CT 06901

Re: **The Student Loan Corporation**
        Form 10-K for the Fiscal Year ended December 31, 2005
        Forms 10-Q for the Fiscal Quarter ended March 31, and June 30, 2006
        File No. 001-11616

Dear Mr. McHugh:

We have reviewed your letter filed on July 19, 2006 and have the following comments.

Form 10-K for the Fiscal Year ended December 31, 2005

Financial Statements

Consolidated Statement of Income, page 36

1. We note your response to comments one and two of our letter dated June 2, 2006 that you would fully comply with Article 9 of Regulation S-X in your next quarterly report and in future filings. The financial statements included in your Form 10-Q for the quarter ended June 30, 2006 do not appear in full compliance with Article 9 of Regulation S-X as the statement of income includes the sub-total "Total revenue, net" and does not include the "Other income" section. Please confirm that you will fully comply with Article 9 of Regulation S-X in your next quarterly filing and in future filings.

2. We note your response to comment three of our letter dated June 2, 2006. In order to facilitate our understanding of the transaction, please tell us the following:
    -   when the trust was established;
    -   the provision in the trust agreement that provided for the amendment of the trust documents, specifically the extent to which ownership of the notes was required to constitute a majority owner and any limitations on who could become the majority owner and amend the trust documents;

- explain the business purpose of the transaction;
- identify the parties involved in the transaction, including the entities from which you purchased the notes;
- how fair value of the outstanding notes was determined in the open market purchase of the notes;
- whether there was a difference between the price paid in the open market purchase of the notes and the amounts paid to the note holders when the remaining notes were called;
- how you determined the fair value of the reacquired loans;
- why there was a difference between the fair value of transactions to reacquire the student loans, through open market purchase of the notes and calling the remaining notes, compared to the fair value of the student loans; and
- provide us with the journal entry to record the transactions.

3. We note your response to comment three of our letter dated June 2, 2006 supporting your conclusion that the gain on extinguishment of trust should be classified as an extraordinary gain in the consolidated statement of income. Please tell us the timing of the following events which resulted in the trust losing its QSPE status:
- the acquisition of 83% of the outstanding notes of the trust;
- the amendment of the trust documents;
- the calling of all remaining notes; and
- the reacquisition of the student loans.

4. In addition, please tell us whether the trust continued to be an SPE after the remaining notes were called. Also tell us how you considered paragraph 55 of SFAS 140.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joyce Sweeney, Reviewing Accountant, at (202) 551-3449 or me at (202) 551-3697 if you have questions.

Sincerely,

For Joyce Sweeney
Reviewing Accountant